UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2021

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

The MediaWorks

191 Wood Lane

London W12 7FP

United Kingdom

(Address of principal executive office)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒    Form 20-F            ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-232690), Form F-3 (File No. 333-258556) and Form S-8 (File No. 333-226457) of Autolus Therapeutics plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of New Director

On November 15, 2021, Autolus Therapeutics plc (the “Company”) announced that the Company’s Board of Directors (the “Board”) has appointed Dr. William D. Young to serve as a Class III director of the Company, with an effective date of November 6, 2021. Dr. Young is the designee of BXLS V – Autobahn L.P. (“Blackstone”). As previously reported in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC) on November 8, 2021, on November 6, 2021, the Company and its wholly-owned subsidiary, Autolus Limited and Blackstone entered into a Collaboration and Financing Agreement (the “Agreement”) pursuant to which Blackstone agreed to pay the Company up to $150 million to provide financing for the continued development and commercialization of the Company’s CD19 CAR T cell investigational therapy product candidate, obecabtagene autoleucel (“obe-cel,” previously known as AUTO1) as well as the Company’s next generation product candidates of obe-cel. The terms of the Agreement also provide that Blackstone shall have the right to designate one individual to be nominated to the Company’s Board. Dr. Young, as Blackstone’s designee, will serve for an initial term expiring at the Company’s 2024 annual meeting of stockholders, and until his successor has been duly elected and qualified, or until his earlier death, resignation or removal.

Dr. Young will be compensated in accordance with the terms of the Company’s non-executive director compensation policy as set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 4, 2021. Further, in connection with Dr. Young’s appointment as a non-executive director, he will also be granted an initial, one-time equity award of options to purchase 25,000 of the Company’s American Depositary Shares (“ADSs”) representing its ordinary shares, with an exercise price equal to the closing price of the Company’s ADSs on November 6, 2021, the effective date of his appointment to the Board. The award will vest and become exercisable in equal monthly installments through the third anniversary of Dr. Young’s date of appointment to the Board, subject to his continued service to the Company through each applicable vesting date. The Company also entered into its standard deed of indemnity agreement for directors and officers with Dr. Young, the form of which was filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333- 224720) filed with the SEC on June 8, 2018.

On November 15, 2021, the Company issued a press release announcing the appointment of Dr. Young to the Board, which is furnished as Exhibit 99.1 to this Report.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated November 15, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: November 15, 2021	By:	/s/ Christian Itin
Name Christian Itin, Ph.D.
Title: Chief Executive Officer